Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

June 6, 2011

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Company
Form 10-K for the Fiscal-Year ended December 31, 2010
Filed February 25, 2011
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated May 19, 2011, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7 – Management’s Discussion and Analysis, page 27

Impaired Loans – Debt, page 58

1.
Please revise the section in future filings to provide a narrative similar to your response to our prior comment 3 describing the changes in TDRs and how their collateral values impacted the need for specific reserves under GAAP.

Response:

We acknowledge the Staff’s comment and will include such disclosure in future filings.

Item 8 – Financial Statements and Supplementary Data, page 86

Note 8. Goodwill and Other Intangible Assets, page 128

2.
Please refer to prior comment 4. We note your response to our comment that as the disposition of BAC constituted a sale of a portion of a reporting unit, you were required to allocate goodwill of the reporting unit to the carrying value of BAC in determining the gain on disposal in accordance with ASC 350-20-35-52 through 53. Please confirm for us that BAC was integrated into the reporting unit after its acquisition and thus was not subject to the requirements of paragraphs 35-54 and 35-55 of FASB ASC 350-20.

(1)

Response:

We confirm that BAC was integrated into the reporting unit after its acquisition and thus was not subject to the requirements of paragraphs 35-54 and 35-55 of FASB ASC 350-20.

3.
Additionally, we note from your response to prior comment 4, that you recognized a tax benefit of $288 million. Please explain to us the facts and circumstances that caused you to recognize this tax benefit, supported with the authoritative literature, which supports your accounting.

Response:

We advise the Staff that substantially all of the difference between the tax computed at the statutory rate for this transaction and the effective tax rate is attributable to the difference in book and tax basis in the investment in BAC Credomatic (“BAC”) related to goodwill, as further described below.

(In millions)

Pre-tax income from disposition	$492

Expected tax expense at U.S. 35% rate	$(172)
Decrease in deferred tax liability due to change in book vs. tax basis of investment	476
Shareholder deferred tax benefits not realized on sale	(16)
Net tax benefit	$288

As discussed in our prior May 5, 2011 comment response, in June 2009, we increased the book basis in the stock of BAC through the acquisition of a controlling interest and recorded goodwill of $1,605 million.  In accordance with ASC 740-30-25-18(a), deferred U.S. taxes were provided on the entire outside temporary difference between book and tax basis in the stock of BAC, including that resulting from the fair value adjustment, at the time of the acquisition of our controlling interest.

We accounted for the disposal of BAC in December 2010 as the disposition of a business, as defined under ASC 805-10-65-1. As the disposition of BAC constituted the sale of a portion of a reporting unit, we were required to allocate a portion of the goodwill of the reporting unit to the carrying value of BAC in determining the gain on disposal in accordance with ASC 350-20-35-52 through 53.

The allocation of goodwill for book purposes changed the book basis of the investment.  Since there was not a similar goodwill allocation for tax purposes, this resulted in a net change in the related deferred tax liability on the investment resulting in a $476 million tax benefit.  Additionally, certain deferred U.S. shareholder tax provided in prior years, principally related to foreign tax credits, were not realizable on the sale and were required to be written off increasing the tax expense by $16 million.

(2)

Investments in Unconsolidated Variable Interest Entities, page 184

4.
We note your response to prior comment 7 and 8. Given that your obligation to absorb losses through your partnership interest of $935 million, loans and advances of $4,855 million, revolving credit facility of $2,431 million, and letter of credit and guaranty facilities of $600 million is disproportionately greater than your stated power to direct the activities of PTL that most significantly impact PTL’s economic performance; the fact that GECC through the Advisory Committee consults with and advises PTLC with respect to the business of PTL; and that GECC provides loans and letter of credit and guaranty facilities at favorable terms and rates as compared to market terms and rates provided to unrelated third party customers, please address the following:

•
Please explain to us in detail how you considered the aforementioned in assessing whether you or GECC had the power to influence or direct PTLC in directing the activities of PTL that most significantly impact PTL’s economic performance.

•	Please provide us with a comparison of your maximum exposure to loss as a result of this investment in PTL to PTL’s total capitalization in debt and equity at December 31, 2010.

Response:

We do not have a voting interest in PTLC, a voting interest entity.  As such, we do not have influence or the power to direct matters that most significantly impact the activities of PTLC.

There are no other circumstances or agreements that would allow us to step into the role of the general partner (i.e., PTLC), or act on its behalf, in the normal course of business, that would provide us with the ability to effectively participate in significant financial and operating decisions that would be expected to be made in the ordinary course of PTL’s business or the power to direct matters that most significantly impact the activities of PTL, including but not limited to activities that impact PTL’s economic performance.

PTLC, as the general partner, has broad powers in the management of PTL’s business, limited only by the requirement it seek consent of the Advisory Committee of PTL to take certain actions. This Advisory Committee is composed of three PTLC designees and two GECC designees. As stated in our prior response to comment 7 in our letter dated May 5, 2011, the Advisory Committee, with only a single exception, has no power to direct the general partner, only a right to approve (and hence to veto) actions proposed by PTLC. While certain matters do require consent of the Advisory Committee, the most important actions requiring such consent (the adoption of the annual budget and the appointment of PTL officers) require only a simple majority, giving PTLC the ability to control those matters.  Accordingly, GECC, as a minority member of the Advisory Committee of PTL, does not have the power to direct PTLC in directing the activities of PTL that most significantly impact PTL’s economic performance.

We advise the Staff that as we do not meet the criteria of ASC 810-10-25-38A which would result in our consolidation of PTL, we account for our investment in PTL under the equity method as a result of our ability to exercise significant influence over operating and financial policies (ASC 323-10-15-6 through 15-11 and ASC 323-30-S99) of PTL.

(3)

The criteria of ASC 810-10-25-38A require an enterprise to have both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE.  While GECC has the obligation to absorb losses and receive benefits through its partnership interest, and GECC is exposed to additional losses through its credit agreements and preferred stock, only PTLC (for the reasons detailed in our prior response) has the power to direct the activities of PTL that most significantly affect its economic performance.  Our participation on the Advisory Committee, or the protections as a lender under the revolving credit or letter of credit and guaranty facilities that provide GECC with the power to deny consent to certain actions, do not provide GECC with the ability to effectively participate in significant financial and operating decisions that would be expected to be made in the ordinary course of PTL’s business or the power to direct matters that most significantly impact the activities of PTL, including but not limited to activities that impact PTL’s economic performance.

Since only PTLC meets both of the primary beneficiary criteria of ASC 810-10-25-38A, we determined that it was PTLC which had a controlling financial interest in PTL and should therefore consolidate the entity.

A comparison of our total exposure to loss as a result of this investment in PTL to PTL’s total capitalization in debt and equity at December 31, 2010 is presented in the table below.

(In millions)
	PTL capitalization			GECC investment
	Equity	Debt	Total

Balance, at December 31, 2010	$885(a)	$5,031(a)	$5,916	$5,790(b)
Contractual obligations to fund investments or guarantees			600	600
Revolving lines of credit			2,431	2,431
Balance, if funded (maximum exposure to loss)			$8,947	$8,821

(a)	As reported in the December 31, 2010 consolidated financial statements of PTL.
(b)	GECC investment balance reflects fair value adjustments, including remeasurement of our retained investment, resulting from our deconsolidation of PTL.

PTL is substantively operated in a manner consistent with other partnerships that are considered voting interest entities and has equity sufficient to absorb PTL’s expected losses.  Also, were it not for Mr. Penske’s role as a GE Director resulting in PTL meeting the technical definition of a VIE, PTL would otherwise be considered a voting interest entity.

Part III, page 194

Item 11. Executive Compensation, page 194

5.
Please confirm that you will include the substantive portions of your response to prior comment 10, indicating that the amount of the annual bonus and stock option grants are determined at the discretion of the compensation committee and providing more detail as to how that discretion was applied, in your future filings to the extent then applicable.

(4)

Response:

The Company advises the Staff that all substantive portions of the Company’s May 5 response to prior comment 10 are included in the Compensation Discussion and Analysis section of the 2011 Proxy Statement under the caption "Key Considerations in Setting Pay," starting on page 24.  The Company confirms that to the extent then applicable it will include these substantive discussions in the Compensation Discussion and Analysis section of future Proxy Statements and will clarify, through cross reference or other language, that these substantive discussions apply to and describe how the MDCC used its discretion in determining actual annual bonus and stock award amounts for the year.

Form 8-K filed January 31, 2011

6.
We note your response to prior comment 11. Please provide us the calculation supporting the five year average income from continuing operations before income taxes figure of $20,055 million noted in your response. As part of the response, please include appropriate reconciliations of the income from continuing operations before income tax figures utilized in the above calculation to the amounts included in the Selected Financial Data included in your December 31, 2009 Form 10-K for each year presented.

Response:

The calculation of the five year average income from continuing operations before income taxes, reconciled to the amounts included in the Selected Financial Data in our December 31, 2009 Form 10-K follows.

(In millions)	2009	2008	2007	2006	2005	Total

Earnings from continuing
operations attributable to the
Company(a)	$11,218	$18,089	$22,457	$19,344	$17,279
Income tax provision (benefit)(b)	(1,090)	1,052	4,155	3,944	3,829
	$10,128	$19,141	$26,612	$23,288	$21,108	$100,277
Years						5
Average income from continuing
operations attributable to the
Company before incomes taxes						$20,055

(a)	Amounts as reported in the Selected Financial Data in our December 31, 2009 Form 10-K.

(b)
Amounts for 2009, 2008 and 2007 as reported in the Statement of Earnings in our December 31, 2009 Form 10-K. Amount for 2006 as reported in the Statement of Earnings in our December 31, 2008 Form 10-K. Amount for 2005 as reported in the Statement of Earnings in our December 31, 2007 Form 10-K, as adjusted for the effects of a 2008 reclassification to discontinued operations.

(5)

Should you have any questions regarding this matter, please don’t hesitate to contact me at 203-373-2444.

GENERAL ELECTRIC COMPANY

/s/ Jamie S. Miller

Jamie S. Miller
Vice President – Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
W. J. O’Mara, Partner, KPMG LLP

(6)